UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

VUANCE LTD.
(Translation of Registrant’s name into English)

Sagid House, 1 Hama'alit Street, “Hasharon Industrial Park”
P.O. Box 5039
Qadima 60920, ISRAEL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Creditors Meeting

Vuance Ltd. (the "Registrant") has convened the following meetings of its creditors to approve a proposed debt arrangement between the Registrant and its creditors.

1.	Unsecured Creditors Meeting on January 9, 2011 at 9:00 AM (Israel time)
2.	Preferential Creditors Meeting on January 9, 2011 at 9:30 AM (Israel time)
3.	Secured Creditors Meeting on January 9, 2011 at 10:00 AM (Israel time)
(the "Meetings").

The Meetings shall take place at the offices of the Registrant at Sagid House, 1 Hama'alit Street, Hasharon Industrial Park, Qadima 60920, Israel.

Attached hereto as Exhibits 1, 2 and 3 are, respectively, the Notice of Creditors' Meetings, Power of Attorney and Voting Card.

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd. (formerly, SuperCom Ltd.)

By:	/s/ Arie Trabelsi
Name: Arie Trabelsi
Title: Chief Executive Officer

Date: December 28, 2010